Opportunity Partners L.P.
Park 80 West - Plaza Two, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
201-556-0092

February 23, 2015

Robert I. Frenkel
Secretary
LMP Real Estate Income Fund Inc.
c/o Legg Mason
100 First Stamford Place, 6th Floor
Stamford, CT 06902

Dear Mr. Frenkel:

Opportunity Partners L.P. owns 100 shares of LMP Real Estate Income Fund Inc. (the "Fund") in registered name and 159,948 shares in street name.

   We believe that shareholders should be afforded an opportunity to realize liquidity for their shares at or close to NAV. Therefore, at the Fund's next annual meeting of shareholders we intend to present a proposal requesting the Board of Directors to authorize a self-tender offer for the common shares of the Fund at or close to NAV.

In addition, we intend to nominate the following persons for election as Directors (assuming three seats are to be filled): Andrew Dakos, Gerald Hellerman, and Richard Cohen. Information about Mr. Dakos and Mr. Hellerman is contained in the definitive proxy statement filed with the SEC by Special Opportunities Fund, Inc. on November 26, 2014. Mr. Cohen's bio is attached. None of our nominees own shares of the Fund.

If you need any further information, please contact me at (914) 747-5262 or pgoldstein@bulldoginvestors.com.

Very truly yours,

/S/ Phillip Goldstein

Phillip Goldstein
Member
Bulldog Investors LLC
General Partner